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                                                                      Exhibit 49

Hambrecht & Quist LLC

                                                             One Bush Street
                                                         San Francisco, CA 94104
                                                              (415)439-3300

                                                              Mark J. Zanoli
                                                                 Principal
                                                          DIRECT: (433) 499-9451
                                                            FAX (413) 439-3145

Via Facsimile

March 26, 1998

The Board of Directors
of Metromail Corporation
360 East 22nd Street
Lombard, Illinois 60148-4989

c/o Mr. Carter Emerson
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601

Gentlemen,

I am writing in response to several of the oral requests we have received today.

We are confirming our March 26 letter stating that ABI is willing to pay $33 per share plus any amount recovered from voiding improper payments, as set forth in ABI's merger agreement previously submitted. We are also confirming ABI's commitment to pay $0.25 per share more than the next highest bona fide written offer which is made on the same terms as the ABI offer.

With respect to your request for a letter of credit commitment, ABI will post a $35 million letter of credit concurrent with the execution of the definitive agreement you have previously received. Please find the summary of conditions to payments under the letter of credit attached. ABI's good faith intent in posting the letter of credit is to mitigate the Board's concern as to certainty of completion of the transaction.

We would also like to confirm that you have received, directly from First Union, the executed financing commitment letter and related agreements. Also attached are the revised executed agreements which have been modified to address certain of the items raised in the hand marked copy of such agreements received from Mr. Emerson's office.

We look forward to your prompt response to our proposal.

Sincerely,


/s/ Mark Zanoli
-----------------
    Mark Zanoli

cc: Mr. Vinod Gupta, Chairman, American Business Information, Inc.
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